UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of EQT Corporation Employee Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EQT Corporation Employee Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the EQT Corporation Employee Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pittsburgh, Pennsylvania

June 19, 2017

/s/ Ernst & Young LLP

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2016	2015

Investments, at fair value:
Money market fund	$2,224,367	$2,401,677
Mutual funds	270,530,504	237,734,820
Common/collective trusts	15,673,242	16,816,077
Employer stock fund	37,493,935	30,659,368
Investments, at fair value	325,922,048	287,611,942

Notes receivable from participants	2,241,457	2,221,288

Net assets available for benefits	$328,163,505	$289,833,230

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31,
2016

Additions:
Investment income:
Interest and dividends	$9,775,937
Net appreciation in fair value of investments	19,778,518
Total investment income	29,554,455

Other income (Note 1)	145,636

Interest on notes receivable from participants	97,878

Contributions:
Employer	16,041,826
Participant	15,533,204
Rollovers	1,660,538
Total contributions	33,235,568

Total additions	63,033,537

Deductions:
Benefits paid to participants	24,670,706
Administrative expenses	32,556
Total deductions	24,703,262

Net increase in net assets available for benefits	38,330,275

Net assets available for benefits:
At beginning of year	289,833,230
At end of year	$328,163,505

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the EQT Corporation Employee Savings Plan, as amended and restated effective January 1, 2015 (as amended, the Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction and employee stock ownership plan features.  The Plan was originally adopted on September 1, 1985, by a predecessor of EQT Corporation and certain subsidiaries (Company or Companies).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan which is responsible for matters other than those that are investment-related.  The BAC has discretionary power and authority to construe, interpret and administer the Plan and may adopt rules and regulations for administering the Plan.  The Benefits Investment Committee (BIC) is the named fiduciary responsible for carrying out the investment-related provisions of the Plan.

During 2016 and 2015, regular, full-time and certain part-time employees of the Companies were eligible to participate in the Plan on their first day of employment.

Contributions

All participants may elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible compensation, subject to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

All participants who are eligible to make contract contributions under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.

Each pay period participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 contract contributions, subject to a maximum Company matching contribution of the lesser of the amount permitted by the IRC and 3% of eligible compensation.

The Plan includes a “true-up” feature for all contributing participants employed by the Company on the second regular pay date during December of each Plan year.  The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the Plan year, regardless of the timing of the deferrals.  As a result, if the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution in December.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Participants also may receive a retirement contribution, which is determined on an annual basis at the discretion of the Company.  During 2016 and 2015, the amount of the retirement contribution was 6% of eligible compensation, subject to limitations imposed by the IRC.

Each participant directs the investment of contract, “catch-up” and after-tax contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in a qualified default investment alternative designated by the BIC under the Plan (currently the age-appropriate Fidelity Freedom K share fund, a life-cycle fund, based on the participant’s date of birth) until the participant makes his or her investment election.  The Company’s retirement and matching contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated.

A portion of the Plan is also an Employee Stock Ownership Plan (ESOP).  The ESOP feature operates as an account within the Plan that holds shares that participants have directed to be invested in the EQT Corporation Common Stock Fund (Employer Stock Fund).  Participants may elect to receive dividends from the ESOP in cash or by payment to their Plan accounts for reinvestment in EQT Corporation common stock.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s matching and retirement contributions and Plan earnings, and charged with an allocation of administrative expenses not paid by the Company.  Investment-related administrative expenses are allocated to participant accounts based on investment selection and account balances.  Other administrative expenses not paid by the Company are allocated to participants on a per capita or per transaction basis.  Each participant is entitled to the benefit provided from the participant’s vested account.

Vesting

Participants are 100% vested in the value of contract, after-tax, rollover and “catch-up” contributions made to the Plan.

If employment of a participant is terminated by the Company for any reason other than involuntary termination without cause, retirement on or after age 65, death or total and permanent disability, the participant is entitled to receive the vested value of any Company contributions (matching and retirement).

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Matching and retirement contributions vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions (matching and retirement).  Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the year ended December 31, 2016, forfeited non-vested accounts reduced Company contributions by $377,014.  At December 31, 2016 and 2015, the forfeited credit balance totaled $86 and $117, respectively.

Upon involuntary termination without cause, retirement on or after age 65, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or installment payments.  Installment payments can be based on a fixed dollar amount for each installment payment.  In addition, a participant may elect an installment payment based on a fixed period.  Under the fixed period calculation option, the account balance will be depleted over the fixed number of years specified, not to exceed twenty (20) years.  As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

In-service withdrawals are available in certain limited circumstances, as set forth in the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as set forth in the Plan.  Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance.  Loan terms may not exceed 5 years or, for the purchase of a primary residence, 30 years.  The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate remains the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, if the loan is not repaid within 30 days thereafter, the unpaid loan balance will automatically be treated as a distribution to the participant.

Administrative Expenses and Other Income

Administrative expenses associated with the Plan may be paid out of Plan assets.  The expenses paid out of Plan assets are included in the Administrative expenses line item in the accompanying Statement of Changes in Net Assets Available for Benefits.  Investment management fees are paid by Plan participants based on participation in the various funds.  In 2016, the funds’ operating expense ratios ranged from 0.05% to 1.12% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.35%.  Fund operating expenses are deducted from fund investment returns.

Fees for recordkeeping services and other general administration activities related to operating the Plan (Plan Administration Fees) are charged at a fixed annual amount of $73 per participant, payable on a quarterly basis.  Negotiated fee offsets (revenue sharing arrangements) between the Plan’s recordkeeper and certain professionally managed funds offered by the Plan are applied to and reduce the Plan Administration Fees.  If the fee offsets for a quarter exceed the Plan Administration Fees for the quarter, a credit is applied, which may be allocated to participant accounts at the election of the plan administrator.  For the year ended December 31, 2016, the Plan received $145,636 in revenue credits, which have been recorded gross in the Other income line item in the accompanying Statement of Changes in Net Assets Available for Benefits.

An annual fee of 0.05%, payable quarterly, is assessed on the Employer Stock Fund and paid by Plan participants with a balance in an Employer Stock Fund account on the last business day of each quarter.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

The Plan’s investments are reported at fair value in the Statements of Net Assets Available for Benefits.  See Note 3 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of EQT Corporation common stock (Company common stock).  The Plan held 573,292 and 588,108 shares of Company common stock as of December 31, 2016 and 2015, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the dividend payment date.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when incurred.  No allowance for credit losses has been recorded as of December 31, 2016 and 2015.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan and applicable tax law, the notes receivable balance is reduced and a benefit payment is recorded.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, Company common stock and common/collective trusts.  The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

		•	quoted prices for similar assets or liabilities in active markets;
		•	quoted prices for identical or similar assets or liabilities in inactive markets;
		•	inputs other than quoted prices that are observable for the asset or liability; and
		•	inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Company common stock: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and on an active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted market prices in an exchange and on an active market that represents the NAV of shares held by the Plan at year-end.

Common/Collective Funds - The units of the Fidelity Managed Income Portfolio II Fund are valued at fair value using the NAV as determined by the issuer based on current fair values of the underlying assets of the fund.  The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.  Participant directed redemptions can be made on any business day but must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur; however, withdrawals directed by the Plan must be preceded by twelve months written notice to the Plan’s trustee.  The Plan has no unfunded commitments relating to the common/collective fund at December 31, 2016 and 2015.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

All assets, with the exception of investments measured at net asset value - common collective fund, are level 1 within the fair value hierarchy.  The following tables set forth the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value
	as of December 31, 2016
	Level 1	Total

Money market fund	$2,224,367	$2,224,367
Mutual funds	270,530,504	270,530,504
Employer stock fund	37,493,935	37,493,935
Total investment assets in the fair value hierarchy	310,248,806	310,248,806
Investments measured at net asset value (a) - common collective fund	—	15,673,242

Total investment assets at fair value	$310,248,806	$325,922,048

	Assets at Fair Value
	as of December 31, 2015
	Level 1	Total

Money market fund	$2,401,677	$2,401,677
Mutual funds	237,734,820	237,734,820
Employer stock fund	30,659,368	30,659,368
Total investment assets in the fair value hierarchy	270,795,865	270,795,865
Investments measured at net asset value (a) - common collective fund	—	16,816,077

Total investment assets at fair value	$270,795,865	$287,611,942

(a)              In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of termination of the Plan, the interests of all affected participants will become fully vested.

5. Risks and Uncertainties

The Plan invests in various investment securities, including shares of Company common stock, that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of participants’ account balances under the Plan and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Related-Party and Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund, mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity).  Fidelity is the trustee and recordkeeper of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA.  Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as party-in-interest and related-party transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

7. Income Tax Status

The Plan received a determination letter from the IRS dated July 25, 2016, stating that the Plan was qualified under Section 401(a) of the IRC and, therefore, the related trust was exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements and, therefore, the Plan remains qualified and tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has determined that, as of December 31, 2016 and 2015, no uncertain tax positions existed or were expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTARY FINANCIAL INFORMATION

EQT Corporation

Employee Savings Plan

EIN: 25-0464690

Plan No.: 202

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2016

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value

*	Employer stock fund	EQT securities - common stock	N/A	$37,493,935
	MFS Massachusetts Investors Growth Stock Fund	Mutual fund	N/A	20,009,833
*	Fidelity Freedom K 2040 Fund	Mutual fund	N/A	19,512,141
*	Fidelity Freedom K 2030 Fund	Mutual fund	N/A	18,276,521
*	Fidelity Freedom K 2025 Fund	Mutual fund	N/A	17,888,878
	AF Washington Mutual Investors Fund R6	Mutual fund	N/A	17,229,721
*	Fidelity Freedom K 2035 Fund	Mutual fund	N/A	16,953,692
*	Fidelity Freedom K 2045 Fund	Mutual fund	N/A	16,948,141
*	Fidelity Freedom K 2050 Fund	Mutual fund	N/A	16,507,249
*	Fidelity Managed Income Portfolio II Fund	Common/collective trust	N/A	15,673,242
*	Fidelity Contrafund Class K	Mutual fund	N/A	13,191,101
*	Spartan 500 Index Fund	Mutual fund	N/A	12,096,618
*	Fidelity Freedom K 2020 Fund	Mutual fund	N/A	11,375,162
*	Fidelity Balanced Fund Class K	Mutual fund	N/A	10,558,556
*	Fidelity Diversified International Fund Class K	Mutual fund	N/A	10,487,977
	Oppenheimer Developing Markets Fund	Mutual fund	N/A	10,131,567
	Dodge & Cox Income Fund	Mutual fund	N/A	10,036,328
	American Beacon Small-Cap Value Fund	Mutual fund	N/A	8,238,956
	T. Rowe Price Diversified Mid Cap Growth Fund	Mutual fund	N/A	7,523,335
*	Spartan Total Market Index Fund	Mutual fund	N/A	6,280,532
*	Fidelity Freedom K 2015 Fund	Mutual fund	N/A	5,525,980
	American Beacon Mid-Cap Value Fund	Mutual fund	N/A	5,381,074
*	Fidelity Freedom K 2055 Fund	Mutual fund	N/A	5,197,527
	Neuberger Berman High Income Bond Fund	Mutual fund	N/A	4,336,406
*	Fidelity Stock Selector Small Cap Fund	Mutual fund	N/A	3,684,495
*	Fidelity Treasury Only Money Market Fund	Money market	N/A	2,224,367
*	Fidelity Freedom K 2010 Fund	Mutual fund	N/A	1,415,460
*	Fidelity Freedom K Income Fund	Mutual fund	N/A	757,843
*	Fidelity Freedom K 2060 Fund	Mutual fund	N/A	455,476
*	Fidelity Freedom K 2005 Fund	Mutual fund	N/A	355,111
*	Fidelity Global ex US Index Premium	Mutual fund	N/A	95,807
*	Fidelity US Bond Index Premium	Mutual fund	N/A	79,017
*	Notes receivable from participants	Participant loans - 4.25% to 9.75% **	—	2,241,457
				$328,163,505

*	Party-in-interest to the Plan.
**	Maturities extend through year 2045.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration
Committee

June 19, 2017

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	17